                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549


                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                                  (Amendment No. 2)

                               POLARIS INDUSTRIES INC.
 -------------------------------------------------------------------------------
                                   (Name of Issuer)


                             COMMON STOCK, $.01 PAR VALUE
 -------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                     731068 10 2
 -------------------------------------------------------------------------------
                                    (CUSIP Number)


                                  JAMES C. MELVILLE
                          KAPLAN, STRANGIS AND KAPLAN, P.A.
                                 5500 NORWEST CENTER
                               90 SOUTH SEVENTH STREET
                             MINNEAPOLIS, MINNESOTA 55402
  ------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)


                                   NOVEMBER 5, 1998
 -------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)


          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check
          the following:      / /

                                     SCHEDULE 13D

CUSIP No. 731069 10 2
------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     W. Hall Wendel, Jr.
------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       (a)   ( )
                                                       (b)   ( )
------------------------------------------------------------------------------
(3)  SEC USE ONLY

------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS
       00
------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)
------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.
------------------------------------------------------------------------------
                              (7)  SOLE VOTING POWER
     NUMBER OF                       967,803
     SHARES              ------------------------------------------
     BENEFICIALLY             (8)  SHARED VOTING POWER
     OWNED BY                        150,000
     EACH                ------------------------------------------
     REPORTING                (9)  SOLE DISPOSITIVE POWER
     PERSON                          967,803
     WITH                ------------------------------------------
                              (10) SHARED DISPOSITIVE POWER
                                     150,000
------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
       967,803
------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES*                                          (X)
------------------------------------------------------------------------------

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       3.77%
------------------------------------------------------------------------------


(14) TYPE OF REPORTING PERSON
       IN

*Mr. Wendel disclaims, pursuant to Rule 13d-4, beneficial ownership of 150,000 shares held by The Wendel Foundation of which he is Vice President, Treasurer and a Trustee.

                                     SCHEDULE 13D

                                   AMENDMENT NO. 2

This Amendment No. 2 amends and supplements the Schedule 13-D, as amended by Amendment No. 1 thereto, filed by W. Hall Wendel Jr. (the "Schedule 13D") with respect to the common stock, $.01 par value, of Polaris Industries Inc. (the "Common Stock") to the extent of the matter set forth herein, and only changes from the Schedule 13-D are included herein. Unless otherwise defined herein, all capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4.   Purpose of Transaction.

          Item 4 of the Schedule 13D is amended to add the following:

          As of November 5, 1998, Mr. Wendel is the beneficial owner of less than five percent of the Common Stock and therefore intends to make no further filings pursuant to Rule 13d-1 promulgated under the Securities Exchange Act of 1934 until such time as Mr. Wendel's ownership of the Common Stock rises to a level above five percent of the outstanding Common Stock.

Item 5.   Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is amended to read in its entirety as follows:

          (a) The reporting person beneficially owns 967,803 shares of Common Stock, including 40,500 shares of Common Stock subject to stock options granted by the Issuer which will expire on May 10, 2005, representing 3.77% of the outstanding shares of Common Stock of the Issuer. The reporting person disclaims beneficial ownership of the 150,000 shares of Common Stock held by the Foundation.

          (b) The reporting person has sole voting and dispositive power for 967,803 of the shares of Common Stock described in Item 5(a) above. With respect to the 150,000 shares of Common Stock which are held by the Foundation, the reporting person, as an officer and trustee of the Foundation, shares voting and dispositive power with:

               (i)    Terry Saario
                      3141 Dean Court, Unit 1202
                      Minneapolis, MN 55416
                      Vice President and Trustee of the Wendel Foundation;

               (ii)   Amy Wendel
                      1034 Chestnut Street
                      San Francisco, CA  94109
                      Vice President and Trustee of the Wendel Foundation;

               (iii)  Steve Litman
                      Leonard Street & Deinard
                      150 South Fifth Street
                      Minneapolis, MN 55402
                      Vice President and Trustee of the Wendel Foundation;

               (iv)   Debbie Farley
                      14567 - 78th Street N.E.
                      Elk River, MN 55330
                      President, Secretary and Trustee of The Wendel Foundation; and

                (v)   Andris A. Baltins
                      Kaplan, Strangis and Kaplan, P.A.
                      5500 Norwest Center
                      90 South Seventh Street
                      Minneapolis, MN 55402
                      Vice President and Trustee of the Wendel Foundation

          (c) Pursuant to the terms of a court order entered on November 5, 1998, the reporting person transferred 383,807 shares of Common Stock to his former spouse in connection with the dissolution of their marriage.

          (d)  Not applicable.

          (e) The reporting person has ceased to be the beneficial owner of more than 5% of the Common Stock on November 5, 1998, the date of the court order referenced in Item 5(c) above.

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       November 10, 1998


                                             /s/ W. Hall Wendel, Jr.
                                             ------------------------------
                                             W. Hall Wendel, Jr.